SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D(A)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               Response USA, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value $0.008 Per Share
                         (Title of Class of Securities)

                                    761235506
                                 (CUSIP Number)

                                  Jeffrey Queen
                                 777 Yamato Road
                                    Suite 350
                            Boca Raton, Florida 33431
                                Tel: 800-326-1122
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 16, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 761235506                                                          13D
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

               Jeffrey Queen.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
2              Check the Appropriate Box if a Member of a Group         (a)  [X]
               (See Instructions)                                       (b)  [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
3              SEC Use Only

-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
4              Source of Funds (See Instructions)

               OO
               See Item 3.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
5              Check if Disclosure of Legal Proceedings is Required Pursuant to
               Item 2(d) or 2(e)

               Not Applicable.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
6              Citizenship or Place of Organization

               United States of America.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
      Number of               7      Sole Voting Power

       Shares                        409,323
                              --------------------------------------------------
                              --------------------------------------------------
                              8      Shared Voting Power
    Beneficially
                                     1,308,554
      Owned by
                              --------------------------------------------------
                              --------------------------------------------------
                              9      Sole Dispositive Power
        Each
                                     409,323
                              --------------------------------------------------
                              --------------------------------------------------
      Reporting               10     Shared Dispositive Power

     Person With                     1,308,554
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
11             Aggregate Amount Beneficially Owned by Each Reporting Person

               1,717,877.  See Item 5.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
12             Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions)                                            [X]

               See Item 5.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
13             Percent of Class Represented by Amount in Row (11)

               Approximately 15.47%.  See Item 5.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
14             Type of Reporting Person (See Instructions)

               IN
--------------------------------------------------------------------------------

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CUSIP No. 761235506                                                          13D
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

               Andrew Queen.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
2              Check the Appropriate Box if a Member of a Group          (a) [X]
               (See Instructions)                                        (b) [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
3              SEC Use Only

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
4              Source of Funds (See Instructions)

               OO and PF
               See Item 3.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
5              Check if Disclosure of Legal Proceedings is Required Pursuant to
               Item 2(d) or 2(e)

               Not Applicable.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
6              Citizenship or Place of Organization

               United States of America.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
      Number of               7      Sole Voting Power

       Shares                        409,324
                              --------------------------------------------------
                              --------------------------------------------------
                              8      Shared Voting Power
    Beneficially
                                     1,303,320
      Owned by
                              --------------------------------------------------
                              --------------------------------------------------
                              9      Sole Dispositive Power
        Each
                                     409,324
                              --------------------------------------------------
                              --------------------------------------------------
      Reporting               10     Shared Dispositive Power

     Person With                     1,303,320
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
11             Aggregate Amount Beneficially Owned by Each Reporting Person

               1,712,644.  See Item 5.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
12             Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions)                                            [ ]

               See Item 5.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
13             Percent of Class Represented by Amount in Row (11)

               Approximately 15.42%.  See Item 5.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
14             Type of Reporting Person (See Instructions)

               IN
--------------------------------------------------------------------------------

CUSIP No. 761235506                                                          13D
--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

               Jeffrey Queen and Andrew Queen Irrevocable Trust U/A January 2, 1998.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
2              Check the Appropriate Box if a Member of a Group          (a) [X]
               (See Instructions)                                        (b) [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
3              SEC Use Only

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
4              Source of Funds (See Instructions)

               OO
               See Item 3.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
5              Check if Disclosure of Legal Proceedings is Required Pursuant to
               Item 2(d) or 2(e)

               Not Applicable.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
6              Citizenship or Place of Organization

               The Trust does not have a place of organization.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
      Number of               7      Sole Voting Power

       Shares                        1,716,968
                              --------------------------------------------------
                              --------------------------------------------------
                              8      Shared Voting Power
    Beneficially
                                     None.
      Owned by
                              --------------------------------------------------
                              --------------------------------------------------
                              9      Sole Dispositive Power
        Each
                                     1,716,968
                              --------------------------------------------------
                              --------------------------------------------------
      Reporting               10     Shared Dispositive Power

     Person With                     None.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
11             Aggregate Amount Beneficially Owned by Each Reporting Person

               1,716,968.  See Item 5.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
12             Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions)                                            [X]

               See Item 5.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
13             Percent of Class Represented by Amount in Row (11)

               Approximately 15.46%.  See Item 5.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
14             Type of Reporting Person (See Instructions)

               OO
--------------------------------------------------------------------------------

CUSIP No. 761235506                                                          13D
--------------------------------------------------------------------------------
1              Names of Reporting Persons/I.R.S. Identification Nos. of Above
                 Persons (Entities Only)

               Zenex J1, L.L.C.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
2              Check the Appropriate Box if a Member of a Group         (a)  [X]
               (See Instructions)                                       (b)  [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
3              SEC Use Only

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
4              Source of Funds (See Instructions)

               OO
               See Item 3.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
5              Check if Disclosure of Legal Proceedings is Required Pursuant to
               Item 2(d) or 2(e)

               Not Applicable.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
6              Citizenship or Place of Organization

               Florida
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
      Number of               7      Sole Voting Power

       Shares                        None.
                              --------------------------------------------------
                              --------------------------------------------------
                              8      Shared Voting Power
    Beneficially
                                     1,308,554
      Owned by
                              --------------------------------------------------
                              --------------------------------------------------
                              9      Sole Dispositive Power
        Each
                                     None.
                              --------------------------------------------------
                              --------------------------------------------------
      Reporting               10     Shared Dispositive Power

     Person With                     1,308,554
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
11             Aggregate Amount Beneficially Owned by Each Reporting Person

               1,308,554.  See Item 5.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

               See Item 5.                                                 [   ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
13             Percent of Class Represented by Amount in Row (11)

               Approximately 11.78%.  See Item 5.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
14             Type of Reporting Person (See Instructions)

               OO
--------------------------------------------------------------------------------

CUSIP No. 761235506                                                          13D

--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

               Zenex A1, L.L.C.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
2              Check the Appropriate Box if a Member of a Group          (a) [X]
               (See Instructions)                                        (b) [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
3              SEC Use Only

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
4              Source of Funds (See Instructions)

               OO
               See Item 3.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
5              Check if Disclosure of Legal Proceedings is Required Pursuant to

               Not Applicable.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
6              Citizenship or Place of Organization

               Florida
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
      Number of               7      Sole Voting Power

       Shares                        None.
                              --------------------------------------------------
                              --------------------------------------------------
                              8      Shared Voting Power
    Beneficially
                                     1,303,320
      Owned by
                              --------------------------------------------------
                              --------------------------------------------------
                              9      Sole Dispositive Power
        Each
                                     None.
                              --------------------------------------------------
                              --------------------------------------------------
      Reporting               10     Shared Dispositive Power

     Person With                     1,303,320
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
11             Aggregate Amount Beneficially Owned by Each Reporting Person

               1,303,320.  See Item 5.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

               See Item 5.                                                   [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
13             Percent of Class Represented by Amount in Row (11)

               Approximately 11.74%.  See Item 5.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
14             Type of Reporting Person (See Instructions)

               OO
--------------------------------------------------------------------------------

         This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 21, 2000 (the "Original 13D") on behalf of Jeffrey Queen, Andrew Queen and the Jeffrey Queen and Andrew Queen Irrevocable Trust U/A January 2, 1998 (the "Trust," and collectively with Andrew Queen and Jeffrey Queen, the "Queens"), as amended by Amendment No. 1 filed with the Commission on February 1, 2000 ("Amendment No. 1") on behalf of the Queens, Zenex J1, L.L.C. ("Zenex J1") and Zenex A1, L.L.C. ("Zenex A1" and together with the Queens and Zenex J1, the "Reporting Persons") and Amendment No. 2 filed with the Commission on July 25, 2000 ("Amendment No. 2") on behalf of the Reporting Persons (collectively, the "Schedule 13D Filing") with respect to Response USA, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used in this Amendment No. 3 without definition shall have the respective meanings ascribed to them in the Schedule 13D Filing. The disclosure set forth in this Amendment No. 3 is qualified in its entirety by reference to the July Agreement attached as Exhibit IX to Amendment No. 2, the Modification Agreement dated as of February 1, 2000 among the Issuer and the Reporting Persons attached as Exhibit II to Amendment No. 1 and the Settlement Agreement attached as Exhibit VI to Amendment No. 1.

Item 2.  Identity and Background.

The second and third paragraphs of this Item 2 are amended in their entirety to read as follows:

         The sole members of Zenex J1 are Jeffrey Queen and Andrew Queen. Jeffrey Queen and Andrew Queen hold 99.5% and 0.5%, respectively, of the membership interests in Zenex J1. Jeffrey Queen is the managing member of Zenex J1.

         The sole members of Zenex A1 are Andrew Queen and Jeffrey Queen. Andrew Queen and Jeffrey Queen hold 99.5% and 0.5%, respectively, of the membership interests in Zenex A1. Andrew Queen is the managing member of Zenex A1.

Item 3.  Source and Amount of Funds or Other Consideration.

         Following the issuance of the Make Up Shares (as defined below), Zenex J1, Zenex A1 and the Trust now hold 4,328,842 shares of Common Stock in the aggregate (of which Zenex J1 holds 1,308,554 shares, Zenex A1 hold 1,303,320 shares and the Trust holds 1,716,968 shares) issued to them, directly or indirectly, in connection with the sale of Health Watch, Inc., a Florida corporation ("Health Watch"). As of the filing of Amendment No. 1, Zenex J1, Zenex A1 and the Trust held an aggregate of 214,137 shares of Common Stock (collectively, the "Original Shares").

         The Original Shares were initially issued to Jeffrey Queen, Andrew Queen and the Trust as partial consideration for the sale of Health Watch pursuant to a Stock Purchase Agreement, dated as of September 16, 1998, among the Issuer and each of Jeffrey Queen, Andrew Queen and the Trust (the "Purchase Agreement"). The Original Shares held by Zenex J1 and Zenex A1, respectively, were initially issued to Jeffrey Queen and Andrew Queen, respectively. Zenex J1 and Zenex A1 were formed on December 11, 1998. On March 17, 1999, Jeffrey Queen transferred 66,712 of the Original Shares held by him to Zenex J1. On March 17, 1999, Andrew Queen transferred 73,712 of the Original Shares held by him to Zenex A1. The Purchase Agreement was filed as Exhibit 1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 6, 1998 and is incorporated by reference in this Schedule 13D, as provided in Item 7 of Amendment No. 1.

         On August 25, 1998, Andrew Queen purchased one (1) share of Common Stock, in cash, at a purchase price of $5.75 in an open market transaction. This share of Common Stock is held by Andrew Queen in his Individual Retirement Account (the "IRA Share").

         Pursuant to a Settlement Agreement, dated January 11, 2000 among the Issuer and each of Jeffrey Queen, Andrew Queen and the Trust (the "January Agreement"), the Issuer agreed to issue 1,227,969 shares of Common Stock, in the aggregate, to each of Jeffrey Queen, Andrew Queen and the Trust (such shares, collectively the "Settlement Shares"). On January 13, 2000, the Issuer issued to each of Jeffrey Queen, Andrew Queen and the Trust such Reporting Person's pro rata share of the Settlement Shares (409,323 shares of Common Stock to each of Jeffrey Queen, Andrew Queen and the Trust). The January Agreement was filed as
         Exhibit 1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on January 21, 2000 and is incorporated by reference in this Schedule 13D, as provided in Item 7 of Amendment No.
         1.  Pursuant  to the  terms of a  Modification  Agreement,  dated as of
         February 1, 2000, among the Issuer and each Reporting Person (the "Amendment" and together with the January Agreement, the "Settlement Agreement"), the Issuer and each Reporting Person agreed, among other things, that the Original Shares held by Zenex J1 and Zenex A1, respectively, are subject to the standstill and other covenants and agreements contained in the Purchase Agreement and the January Agreement as if such shares were owned directly by Jeffrey Queen and Andrew Queen, respectively. The Amendment was filed as Exhibit II to Amendment No. 1.

         Pursuant to Amendment No. 1 to Settlement Agreement dated as of July 19, 2000 by and among the Issuer and the Queens (the "July Agreement"), the Issuer agreed to issue an additional 3,705,382 shares of Make Up Stock (the "Make Up Shares") to the Trust, Zenex J1 and Zenex A1 on the date determined under Section 2 of the July Agreement. Amendment No. 1 to Settlement Agreement was filed as Exhibit IX to Amendment No. 2.

         The Original Shares, the IRA Share, the Settlement Shares and the Make Up Shares are sometimes referred to collectively as the "Shares."

         No loans were incurred to purchase any of the Shares.

Item 5.  Interest in Securities of the Issuer.

         (a)(i) The Reporting Persons, as a group, are the beneficial owners of 5,147,489 shares of Common Stock, in the aggregate, representing approximately 46.36% of the outstanding shares of Common Stock, based on 7,398,670 shares of Common Stock outstanding as of May 12, 2000 plus the Make Up Shares.

           (ii) Jeffrey Queen is the beneficial owner of 1,717,877 shares of Common Stock representing approximately 15.47% of the outstanding shares of Common Stock, based on 7,398,670 shares of Common Stock outstanding as of May 12, 2000 plus the Make Up Shares issued as of August 16, 2000. Of such 1,717,877 shares of Common Stock, Jeffrey Queen has direct beneficial ownership of 409,323 shares of Common Stock and indirect beneficial ownership of 1,308,554 shares of Common Stock by virtue of his position as the managing member of Zenex J1 (see
                  Item 5(b)(iv) below). Jeffrey Queen expressly disclaims beneficial ownership of (A) the 409,324 shares of Common Stock directly beneficially owned by Andrew Queen, (B) the 1,716,968 shares of Common Stock directly beneficially owned by the Trust, and (C) the 1,303,320 shares of Common Stock directly beneficially owned by Zenex A1 and indirectly beneficially owned by Andrew Queen, and the filing of this Schedule 13D shall not be construed as an admission that Jeffrey Queen is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any such securities.

          (iii) Andrew Queen is the beneficial owner of 1,712,644 shares of Common Stock representing approximately 15.42% of the outstanding shares of Common Stock, based on 7,398,670 shares of Common Stock outstanding as of May 12, 2000 plus the Make Up Shares issued as of August 16, 2000. Of such 1,712,644 shares of Common Stock, Andrew Queen has direct beneficial ownership of 409,324 shares of Common Stock and indirect beneficial ownership of 1,303,320 shares of Common Stock by virtue of his position as the managing member of Zenex A1 (see
                  Item 5(b)(v) below). Andrew Queen expressly disclaims beneficial ownership of (A) the 409,323 shares of Common Stock directly beneficially owned by Jeffrey Queen, (B) the 1,716,968 shares of Common Stock directly beneficially owned by the Trust, and (C) the 1,308,554 shares of Common Stock directly beneficially owned by Zenex J1 and indirectly beneficially owned by Jeffrey Queen, and the filing of this
                  Schedule 13D shall not be construed as an admission that Andrew Queen is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any such securities.

           (iv) The Trust is the beneficial owner of 1,716,968 shares of Common Stock representing approximately 15.46% of the outstanding shares of Common Stock, based on 7,398,670 shares of Common Stock outstanding as of May 12, 2000 plus the Make Up Shares issued as of August 16, 2000. Such 1,716,968 shares of Common Stock are directly beneficially owned by the Trust. The Trust expressly disclaims beneficial ownership of (A) the 409,323 shares of Common Stock directly beneficially owned by Jeffrey Queen, (B) the 1,308,554 shares of Common Stock directly beneficially owned by Zenex J1 and indirectly beneficially owned by Jeffrey Queen, (C) the 409,324 shares of Common Stock directly beneficially owned by Andrew Queen, and
                  (D) the 1,303,320 shares of Common Stock directly beneficially owned by Zenex A1 and indirectly beneficially owned by Andrew Queen, and the filing of this Schedule 13D shall not be construed as an admission that the Trust is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any such securities.

            (v) Zenex J1 is the beneficial owner of 1,308,554 shares of Common Stock representing approximately 11.78% of the outstanding shares of Common Stock, based on 7,398,670 shares of Common Stock outstanding as of May 12, 2000 plus the Make Up Shares issued as of August 16, 2000. Such 1,308,554 shares of Common Stock are directly beneficially owned by Zenex J1. Zenex J1 expressly disclaims beneficial ownership of (A) the 409,323 shares of Common Stock directly beneficially owned by Jeffrey Queen, (B) the 409,324 shares of Common Stock directly beneficially owned by Andrew Queen, (C) the 1,716,968 shares of Common Stock directly beneficially owned by the Trust, and
                  (D) the 1,303,320 shares of Common Stock directly beneficially owned by Zenex A1 and indirectly beneficially owned by Andrew Queen, and the filing of this Schedule 13D shall not be construed as an admission that Zenex J1 is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any such securities.

           (vi) Zenex A1 is the beneficial owner of 1,303,320 shares of Common Stock representing 11.74% of the outstanding shares of Common Stock, based on 7,398,670 shares of Common Stock outstanding as of May 12, 2000 plus the Make Up Shares issued as of August 16, 2000. Such 1,303,320 shares of Common Stock are directly beneficially owned by Zenex A1. Zenex A1 expressly disclaims beneficial ownership of (A) the 409,323 shares of Common Stock directly beneficially owned by Jeffrey Queen, (B) the 409,324 shares of Common Stock directly beneficially owned by Andrew Queen, (C) the 1,716,968 shares of Common Stock directly beneficially owned by the Trust, and (D) the 1,308,554 shares of Common Stock directly beneficially owned by Zenex J1 and indirectly beneficially owned by Jeffrey Queen, and the filing of this Schedule 13D shall not be construed as an admission that Zenex A1 is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any such securities.

         (b)(i) Jeffrey Queen has the sole power to vote and direct the vote and the sole power to dispose and direct the disposition of, of, 409,323 shares of Common Stock (the "Jeffrey Queen Shares"). Jeffrey Queen shares the power to vote and direct the vote, and shares the power to dispose and direct the disposition of, the "Zenex J1 Shares" (as defined in Item 5(b)(iv) below).

           (ii) Andrew Queen has the sole power to vote and direct the vote, and the sole power to dispose and direct the disposition of, 409,324 shares of Common Stock (the "Andrew Queen Shares"). Andrew Queen shares the power to vote and direct the vote, and shares the power to dispose and direct the disposition of, the "Zenex A1 Shares" (as defined in Item 5(b)(v) below).

          (iii) The Trust has the sole power to vote and direct the vote, and the sole power to dispose and direct the disposition of, 1,716,968 shares of Common Stock (the "Trust Shares").

           (iv) Zenex J1 and Jeffrey Queen share the power to vote and direct the vote, and share the power to dispose and direct the disposition of, 1,308,554 shares of Common Stock (the "Zenex J1 Shares"). As the managing member of Zenex J1, Jeffrey Queen has the sole power to act on behalf of Zenex J1 in connection with the voting and disposition of the Zenex J1 Shares.

            (v) Zenex A1 and Andrew Queen share the power to vote and direct the vote, and share the power to dispose and direct the disposition of, 1,303,320 shares of Common Stock (the "Zenex A1 Shares"). As the managing member of Zenex A1, Andrew Queen has the sole power to act on behalf of Zenex A1 in connection with the voting and disposition of the Zenex A1 Shares.

           (vi) Lorence Queen and Linda Queen, the parents of Jeffrey Queen and Andrew Queen, are the only trustees under the Jeffrey Queen and Andrew Queen Irrevocable Trust Agreement, dated January 2, 1998 (the "Trust Agreement") (in such capacity, each a "Trustee"). The Trust Agreement provides that either Trustee may, if such Trustee so desires, act alone as Trustee in exercising any or all of the administrative powers set forth in such Agreement.

            Except as provided in this Item 5(b), no Reporting Person shares the power to vote or direct the vote, or shares the power to dispose or direct the disposition of, any shares of Common Stock.

        (c) No   transactions  in   the   Common   Stock  were  effected  by any
            Reporting Person since the filing of Amendment No. 2.

        (d) The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

        (e) Not applicable.

Item 6.     Contracts,   Arrangements,  Understandings  or   Relationships  with
            Respect to Securities of the Issuer.

Item 6 of Amendment No. 2 is supplemented with the following information:

            Pursuant to the July Agreement, the Issuer delivered to the Trust, Zenex J1 and Zenex A1 an aggregate total of 3,705,382 shares of Common Stock of the Issuer as of August 16, 2000 having an agreed value of $0.50 per share, representing payment in full of all Make-Up Stock otherwise payable to the Queens on July 10, 2000 pursuant to Section 2(a) of the Settlement Agreement.

Item 7.     Material to be Filed as Exhibits.

            Exhibit X: Joint Filing Agreement, dated September 8, 2000, among the Reporting Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best of knowledge and belief of the Reporting Persons, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date:    September 8, 2000
                                           /s/ Jeffrey Queen
                                           -----------------------------------
                                               Jeffrey Queen



                                           *
                                           -----------------------------------
                                               Andrew Queen


                                           JEFFREY  QUEEN  AND  ANDREW  QUEEN
                                           IRREVOCABLE TRUST U/A JANUARY 2, 1998


                                            *
                                           -------------------------------------
                                               Lorence Queen, Co-Trustee


                                            *
                                           -------------------------------------
                                               Linda Queen, Co-Trustee


                                           ZENEX J1, L.L.C.


                                           /s/ Jeffrey Queen
                                           -------------------------------------
                                               Jeffrey Queen, Managing Member


                                           ZENEX A1, L.L.C.


                                           *
                                           -------------------------------------
                                               Andrew Queen, Managing Member

                                                                       Exhibit X

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned parties hereby agree that Amendment No. 3 to the Schedule 13D ("Amendment") to which this Joint Filing Agreement is being filed as an Exhibit shall be a joint statement filed on behalf of each of the undersigned with the Securities and Exchange Commission. The undersigned hereby agree that this Joint Filing Agreement may be filed as an Exhibit to such Amendment.

Date:  September 8, 2000
                                          /s/ Jeffrey Queen
                                          -------------------------------------
                                              Jeffrey Queen


                                          *
                                          -------------------------------------
                                              Andrew Queen


                                         JEFFREY   QUEEN   AND  ANDREW   QUEEN
                                         IRREVOCABLE TRUST U/A JANUARY 2, 1998


                                         *
                                         --------------------------------------
                                              Lorence Queen, Co-Trustee


                                         *
                                         --------------------------------------
                                              Linda Queen, Co-Trustee


                                          ZENEX J1, L.L.C.


                                          /s/ Jeffrey Queen
                                          -------------------------------------
                                              Jeffrey Queen, Managing Member


                                          ZENEX A1, L.L.C.


                                          *
                                          -------------------------------------
                                              Andrew Queen, Managing Member


* Pursuant to the Power of Attorney granted under the Joint Filing Agreement and Power of Attorney dated as of February 1, 2000, the undersigned attorney-in-fact and agent named in such Power of Attorney has executed this Amendment No. 3 and this Joint Filing Agreement on behalf of all persons signing this Amendment No. 3 and this Joint Filing Agreement, thereunto duly authorized, in the City of Boca Raton, State of Florida, on September 8, 2000.


                                          By:/s/ Jeffrey Queen
                                          -------------------------------------
                                            Jeffrey Queen, Attorney-in-Fact